KAT GOLD HOLDINGS CORP.

1149 Topsail Rd., Mount Pearl

Newfoundland, A1N 5G2, CANADA

October 21, 2010

VIA EDGAR

United States Securities

& Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

Attention: Larry Spirgel, Assistant Director

Re:	Kat Gold Holdings Corp.
Form 8-K
Filed September 15, 2010
File No. 000-53450

Dear Mr. Spirgel:

This letter is being filed to request an extension to October 27, 2010 to respond to your letter dated October 6, 2010 (the “Comment Letter”), regarding the Form 8-K filed by Kat Gold Holdings Corp. (the “Company”). As discussed with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), this letter is filed on Edgar. Amendment No. 1 to the Form 8-K will, assuming this request is granted, be filed no later than October 27, 2010 along with its corresponding response letter directly addressing the comments that you made in the Comment Letter.

The Company believes that neither the legal nor the accounting aspects of the comments you made required a lot of time to respond to. However, the Company has until very recently been unable to have its chief geologist review and address your more substantive comments, particularly Nos. 9, 10, and 11, due to his absence from the office during the past few weeks. Given his return, however, we expect to provide you adequate responses on a timely basis, i.e., by no later than October 27, 2010.

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Henry Nisser, both at 212-269-1400. You may also contact either via e-mail at lnusbaum@gkblaw.com or hnisser@gkblaw.com.

Very truly yours,

Kat Gold Holdings Corp.

By:	/s/ Kenneth Stead
Kenneth Stead
Chairman and Chief Executive Officer

cc (via Federal Express):

Jonathan Groff

John Harrington

Robert Littlepage

Joe Cascarano